                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. N/A)


                              Bright Horizons, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    109190108
              -----------------------------------------------------
                                 (CUSIP Number)

                         CorporateFamily Solutions, Inc.
                             209 Tenth Avenue South

                               Nashville, TN 37203
                            Attn: Michael E. Hogrefe

                                 (615) 256-9915
               ----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

              -----------------------------------------------------

                                 April 26, 1998
              -----------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------
CUSIP No. 109190108                       13D
--------------------------




--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

              CorporateFamily Solutions, Inc.
              IRS Employer Identification No.: 62-1302117
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [ ]

                                                                       (b)  [ ]
--------------------------------------------------------------------------------
      3       SEC USE ONLY


--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

              WC

--------------------------------------------------------------------------------
      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                                 [ ]


--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              Tennessee
--------------------------------------------------------------------------------
      NUMBER OF           7       SOLE VOTING POWER

       SHARES                     560,073 (Right to Acquire)
                       ---------------------------------------------------------
    BENEFICIALLY          8       SHARED VOTING POWER

      OWNED BY                    N/A
                       ---------------------------------------------------------
        EACH              9       SOLE DISPOSITIVE POWER

      REPORTING                   560,073 (Right to Acquire)
                        --------------------------------------------------------
       PERSON             10      SHARED DISPOSITIVE POWER

        WITH                      N/A
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              560,073 (Right to Acquire)
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                                [ ]


--------------------------------------------------------------------------------

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              10.0% (Based on outstanding common stock as of March 31, 1998)
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
--------------------------------------------------------------------------------

         ITEM 1. SECURITY AND ISSUER.

         This Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of Bright Horizons, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at One Kendall Square, Building 200, Cambridge, MA 02139.


         ITEM 2. IDENTITY AND BACKGROUND.

         This schedule 13D is filed on behalf of CorporateFamily Solutions, Inc., a Tennessee corporation (the "Filing Person"), with its principal office and business located at 209 Tenth Avenue, Suite 300, Nashville, Tennessee 37203. The principal business of the Filing Person is the provision of early education and family support services.

         Information concerning the executive officers and directors of the Filing Person and the persons controlling the Filing Person, if any, is set forth in Schedule A to this Schedule 13D and is incorporated herein by reference. Unless otherwise set forth in Schedule A, each of the executive officers and directors is a citizen of the United States. Neither the Filing Person nor, to the best of its knowledge, any person named in Schedule A to this statement, during the last five years (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On April 26, 1998, the Filing Person and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"). In accordance with the terms of the Merger Agreement (i) the Filing Person and the Issuer will form Bright Horizons Family Solutions, Inc., a Delaware corporation ("BHFS"), (ii) Merger Sub B, a Delaware corporation and wholly owned subsidiary of BHFS, will merge (the "BRHZ Merger") with and into the Issuer, with the Issuer as the Surviving Corporation and (iii) Merger Sub A, a Tennessee corporation and wholly owned subsidiary of BHFS, will merge (the "CFAM Merger" and together with BHRZ Merger, the "Merger") with and into the Filing Person, with the Filing Person as the Surviving Corporation. In the Merger, each issued and outstanding share of common stock, par value $0.01 per share, of the Issuer will be converted into the right to receive 1.15022 shares of common stock, par value $0.01 per share, of BHFS ("BHFS Common Stock") and each issued and outstanding share of common stock, no par value per share, of the Filing Person will be converted into the right to receive one share of BHFS Common Stock.

         Concurrently with the execution of the Merger Agreement, the Filing Person and the Issuer entered into reciprocal Stock Option Agreements, granting each other the right to purchase ten percent (10%) of the then issued and outstanding shares of Common Stock of the other entity, exercisable upon the occurrence of certain events.

         ITEM 4.  PURPOSE OF TRANSACTION.

         (a) - (c)  See Item 3.

         (d) The Merger Agreement provides that the Directors of BHFS will be compromised of eleven members, including four from the Filing Person, four from the Issuer, and three additional members to be jointly agreed to by the Filing Person and the Issuer at a later date.

         (e) - (j)  See Item 3.

         ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.

         (a) and (b) See Item 3. Concurrently with the execution of the Merger Agreement, the Filing Person and the Issuer entered into reciprocal Stock Option Agreements, granting each other the right to purchase ten percent (10%) of the then issued and outstanding shares of Common Stock of the other entity, exercisable upon the occurrence of certain events. If the Stock Option were to become exercisable and the Filing Person should exercise the stock option, the Filing Person will have the sole power to vote and dispose of said stock.

         (c) Neither the Filing Person nor the directors or executive officers of the Filing Person have effected any transactions in the Common Stock of the Issuer in the past sixty (60) days.

         (d)   N/A

         (e)   N/A

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         See Items 3 and 4. The Stock Option Agreement provides that the Filing Person may put the Stock Option or any shares of Common Stock purchased upon exercise thereof to the Issuer upon the happening of certain events and at the prices described therein. The foregoing description is qualified in its entirety by reference to the full text of the Stock Option Agreement, which is incorporated herein by reference. Except as otherwise described in the Stock Option Agreement, neither the Filing Person nor the directors or executive officers thereof have any other contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including but not limited to, any agreement to transfer, vote, hold or dispose of the shares of Common Stock of the Issuer held by the Filing Person, any finders' fees, joint ventures, call or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies relating to the Issuer or the Common Stock of the Issuer.

         ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Agreement and Plan of Merger dated April 26, 1998, by and between Bright Horizons, Inc. and CorporateFamily Solutions, Inc. (Incorporated by Reference to Exhibit 2.1 of the Current Report on Form 8-K filed by CorporateFamily Solutions, Inc. on April 28, 1998, File No. 000-22811).

Exhibit 2 Stock Option Agreement dated April 26, 1998, by and between Bright Horizons, Inc. (Issuer) and CorporateFamily Solutions, Inc. (Grantee) (Incorporated by Reference to Exhibit 2.3 of the Current Report on Form 8-K filed by CorporateFamily Solutions, Inc. on April 28, 1998, File No. 000-22811).

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



                                         /s/ Michael E. Hogrefe
                               ------------------------------------------------
                               Michael E. Hogrefe
                               Executive Vice President, Chief Financial Officer and Secretary

Date:  May 6, 1998
      -------------------

SCHEDULE AND EXHIBIT INDEX

                                                                              PAGE
                                                                              ----

Schedule A    List of Directors and Executive Officers of the Filing Person     8


                                                                     SCHEDULE A

                         CORPORATEFAMILY SOLUTIONS, INC.

         Listed below are the directors and executive officers of CorporateFamily Solutions, Inc. The business address of CorporateFamily Solutions, Inc. is 209 Tenth Avenue South, Nashville, TN 37243.



                                                                    Principal Occupation and Name
           Name                         Title                      Business and Address of Employer
------------------------------------------------------------------------------------------------------------
Marguerite W. Sallee*     President and Chief Executive           CorporateFamily Solutions, Inc.
                          Officer and Director                    209 Tenth Avenue South
                                                                  Nashville, TN 37243

Robert D. Lurie*          Chairman of the Board of Directors      CorporateFamily Solutions, Inc.
                          and Director of Research and            One Cattano Avenue
                          Development                             Morristown, NJ  07960

Michael E. Hogrefe*       Executive Vice President, Chief         CorporateFamily Solutions, Inc.
                          Financial Officer and Secretary         209 Tenth Avenue South
                                                                  Nashville, TN 37243

Jerry L. Calhoun          Director                                The Boeing Company
                                                                  Vice President, Employee and
                                                                  Union Relations
                                                                  (Aeronautics Manufacturing
                                                                  Company)
                                                                  P.O. Box 3707 Mailstop 10-11
                                                                  7755 East Marginal Way South
                                                                  Seattle, WA  98124-2207

Thomas G. Cigarran        Director                                American Healthcorp, Inc.
                                                                  Chairman, President, CEO
                                                                  (Diabetes Treatment Centers
                                                                  Operator)
                                                                  One Burton Hills Blvd.
                                                                  Nashville, TN  37215

Lamar Alexander           Director                                Empower America
                                                                  Co-director
                                                                  (Public Policy Advocacy
                                                                  Organization)
                                                                  1922 West End Ave., 2nd Floor
                                                                  Nashville, TN  37203-2309


JoAnne Brandes            Director                                S.C. Johnson Commercial Markets,
                                                                  Inc.
                                                                  Sr. Vice President, Senior Counsel
                                                                  and Secretary
                                                                  (Cleaning Products Manufacturer)
                                                                  8310 16th Street - P.O. Box  902
                                                                  Sturtevant, WI  53177-0902

Joseph L. Guzzo           Director                                Retired from Marriott Corporation
                                                                  former Senior Vice President,
                                                                  Corporate Alliances Marriott
                                                                  International
                                                                  One Marriott Drive, Dept. 885.01
                                                                  Washington, D.C.  20058

E. Townes Duncan          Director                                Solidus, LLC
                                                                  President
                                                                  (Investment Firm)
                                                                  30 Burton Hills Blvd., Suite 100
                                                                  Nashville, TN  37215


To the knowledge of the Filing Person, none of the directors and/or executive officers listed above own shares of Common Stock of the Issuer. Those names marked with an asterisk are employed solely by the Filing Person.